Exhibit (h)(3)

SCHEDULE A

TO PROSHARES TRUST ADVISORY AND MANAGEMENT SERVICES FEE WAIVER AGREEMENT

(PROSHARES MORNINGSTAR ALTERNATIVES SOLUTION ETF)

As of October 31, 2018 through October 31, 2019, the amounts of the Advisory Fee and Management Services Fee waived for the Fund shall be:

Fee	Waived Amount
Advisory Fee	0.07%
Management Services Fee	0.10%